Exhibit 99.1

FOR IMMEDIATE RELEASE

Hanwha Q CELLS – Kalyon Enerji Joint Venture Starts Construction of 500 MW Fully Integrated Photovoltaic Manufacturing Facility in Turkey

-	Official ground-breaking ceremony attended by Turkish Prime Minister Binali Yildirim and Minister of Energy and National Resources Berat Albayrak on Thursday, December 21, 2017.
-	500 MW of fully integrated photovoltaic manufacturing facility together with on-site R&D center
-	Solar modules from the manufacturing facility to equip 1,000 MW YEKA solar power plant in Turkey

ANKARA, Turkey (December 22, 2017) – Hanwha Q CELLS Co., Ltd. (“Hanwha Q CELLS” or the “Company”) (NASDAQ: HQCL), one of the world’s largest photovoltaic manufacturers of high-quality, high-efficiency solar modules, announced that it held a groundbreaking ceremony for the construction of 500 MW of fully integrated photovoltaic manufacturing facility in Ankara, Turkey on December 21, 2017.

The new production facility is result of the Karapinar Renewable Energy Resource Area (“YEKA”) tender, which the Turkish government had awarded to the consortium of Hanwha Q CELLS and Kalyon Enerji in March 2017. In addition to the manufacturing facility, Hanwha-Kalyon joint venture will also establish on-site R&D center to carry out various R&D projects in solar technology. The manufacturing facility will be fully integrated from ingot, wafer, cell and module processes, and once completed, the module produced from this facility will be used for the construction of the 1,000 MW (AC) solar power plant to be built in Konya-Karapinar, Turkey, the largest single-site plant in the world.

Hanwha Q CELLS will implement its proprietary Q.ANTUM high efficiency solar cell technology. Q.ANTUM technology boosts the real life yields from a solar system, by applying a passivation layer on the solar cells back side (PERC), by adding various technological features, like Hot-Spot Protection and TRA.Q laser marking and by controlling the various degradation effects (PID, LID, LeTID). Hanwha Q CELLS has vast experience in the PERC cell technology and reached the milestone of 1 billion mass production of Q.ANTUM solar cells in the summer of 2017.

“Today, we lay the foundation for the future of energy technologies and enrich renewable alternative energy sources in Turkey”, says Turkish Prime Minister Binali Yildirim. “YEKA project is one of the most ambitious energy projects in the world today, and can only be realized by high competencies and expertise by Hanwha Q CELLS, a global leader in solar power, and Kalyon, a leader in construction and infrastructure projects.”

Seongwoo Nam, CEO of Hanwha Q CELLS said “Hanwha Q CELLS is proud to be joining forces with the government of the Republic of Turkey and Kalyon Enerji. We will contribute our manufacturing expertise as well as our technology leadership. We are fully committed to execute this YEKA project successfully leveraging combined competencies of Hanwha Q CELLS and Kalyon Enerji and to make it an important milestone on Turkey´s path towards sustainable energy supply for the people of Turkey.”

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world’s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ) with its diverse international manufacturing facilities in Malaysia, South Korea and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large-scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 8 business enterprise in South Korea. For more information, visit: www.hanwha-qcells.com.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Hanwha Q CELLS operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Hanwha Q CELLS

Albert Park, Global Brand & Communication

TEL +82-2-729-2012

EMAIL Albert.park@hanwha –qcells.com

Source: Hanwha Q CELLS Co., Ltd